Exhibit 99.2

February 24, 2021

NOTICE OF REDEMPTION OF CERTAIN WARRANTS (CUSIP Y2074E117)

Dear Warrant Holder

Diginex Limited (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. New York City time on March 26, 2021 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase shares of the Company’s ordinary shares, no par value (the “Ordinary Shares”), that were issued under the Warrant Agreement, dated March 27, 2019, by and between the Company’s predecessor company 8i Enterprises Acquisition Corp, a British Virgin Islands company (“8i”), and VStock Transfer, LLC, as warrant agent and supplemented by the Supplemental Warrant Agreement, dated September 30, 2020, by and between the Company and VStock Transfer, LLC (the “Warrant Agreement”), as part of the units sold in 8i’s initial public offering (“IPO”) and also issued to holders of certain 8i promissory notes converted into warrants in connection with the Company’s business combination, each for a redemption price of $0.01 per Public Warrant (the “Redemption Price”). Each Public Warrant entitles the holder thereof to purchase one-half of one share of Ordinary Shares for a purchase price of $5.75 per warrant, subject to adjustments.

The Public Warrants are quoted on the Nasdaq stock market under the symbol “EQOSW.”

On February 22, 2021, the closing price of the Public Warrants was $2.73 and the closing price of the Ordinary Shares was $15.53. As a result of the redemption of the outstanding Public Warrants, the Public Warrants will cease to be quoted on the Nasdaq stock market, effective at the close of trading on the Redemption Date.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Public Warrant holders to exercise their Public Warrants will terminate following 5:00 p.m. New York City time on the Redemption Date. At 5:00 p.m. New York City time on the Redemption Date and thereafter, holders of unexercised Public Warrants will have no rights with respect to those warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in “street name.” We encourage you to consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Public Warrants.

Please note that the act of exercising is VOLUNTARY, meaning that a holder of Public Warrants must instruct its broker to submit its Public Warrants for exercise.

The Company is exercising this right to redeem the Public Warrants pursuant to Section 6 of the Warrant Agreement. Pursuant to Section 6.1 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if the last sales price of the Ordinary Shares equals or exceeds $16.50 per share on each of 20 trading days within any 30-day trading period ending on the third business day prior to the date on which a notice of redemption is given. The last sales price of the Ordinary Shares has been at least $16.50 per share on each of 20 trading days within the 30 day trading period ending on February 19, 2021 (which is three business days prior to the date of this redemption notice).

EXERCISE PROCEDURE

Public Warrant holders have until 5:00 p.m. New York City time on the Redemption Date to exercise their Public Warrants to purchase Ordinary Shares for cash. Each Public Warrant entitles the holder thereof to purchase one-half of one share of Ordinary Shares at a cash price of $5.75 per Public Warrant exercised (or one share of Ordinary Shares of the Company for a cash price of $11.50, per two Public Warrants exercised) (the “Exercise Price”).

Payment of the exercise funds may be made by wire transfer of immediately available funds.

Those who hold their Public Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Public Warrants.

Persons who are holders of record of their Public Warrants may exercise their Public Warrants by sending:

1. A fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Public Warrants being exercised; and

2. The exercise funds via wire transfer,

To the Warrant Agent:

VStock Transfer LLC

18 Lafayette Place

Woodmere, New York 11598

Telephone: (212) 828-8436

The method of delivery of the Public Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The fully and properly completed Election to Purchase must be received by VStock Transfer LLC prior to 5:00 p.m. New York City time on March 26, 2021. Public Warrants that are received on or after such time will not be exercised, but will be redeemed at the Redemption Price of $0.01 per Public Warrant.

For holders of Public Warrants who hold their warrants in “street name,” provided that a Notice of Guaranteed Delivery is received by VStock Transfer LLC prior to 5:00 p.m. New York City time on March 26, 2021, broker-dealers shall have two business days to deliver the Public Warrant to VStock Transfer LLC.

Any Public Warrant received which is received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed will be deemed to have been delivered for redemption (at $0.01 per Public Warrant) and not for exercise.

PROSPECTUS

A prospectus covering the Ordinary Shares issuable upon the exercise of the Public Warrants (and the supplements thereto) is included in a registration statement filed with, and declared effective by, the Securities and Exchange Commission (Registration No. 333-249858) (the “SEC”). The SEC also maintains an Internet website that contains a copy of this prospectus. The address of this site is www.sec.gov. Alternatively, to obtain a copy of the prospectus (and the supplements thereto), please visit our investor relations website at https://ir.diginex.com/.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of the Public Warrant for payment following 5:00 p.m. New York City time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Public Warrants.

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Any questions you may have about redemption and exercising your Public Warrants may be directed to VStock Transfer LLC at its address and telephone number set forth above.

Sincerely,

DIGINEX LIMITED

/s/ Paul Ewing
Name:	Paul Ewing
Title:	Chief Financial Officer

Annex A

DIGINEX LIMITED

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive __________ shares of Ordinary Shares and herewith tenders payment for such shares of Ordinary Shares, no par value (the “Ordinary Shares”) to the order of Diginex Limited (the “Company”) in the amount of $__________ in accordance with the terms hereof. The undersigned requests that a certificate for such shares of Ordinary Shares be registered in the name of __________, whose address is ____________________ and that such shares of Ordinary Shares be delivered to __________, whose address is ____________________.

If said number of shares of Ordinary Shares is less than all of the shares of Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Ordinary Shares be registered in the name of ______________, whose address is _________________________, and that such Warrant Certificate be delivered to ______________, whose address is _________________________.

Date: _____________________, 2021

(Name)

(Signature)

(Address)

(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17Ad-15 (OR ANY SUCCESSOR RULE)) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.